                                             As filed Pursuant to Rule 424(b)(4)
                                             Registration No. 333-44475


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 15, 1998)

                                 573,100 SHARES

                                LEGG MASON, INC.
                                  COMMON STOCK

                                ($.10 PAR VALUE)
                            ------------------------

      This Prospectus Supplement relates to the offering of 573,100 shares (the "Shares") of common stock, $.10 par value per share (the "Common Stock"), of Legg Mason, Inc. (the "Company") by the Selling Stockholders named herein. The sales of the Shares hereunder will be for the account of the Selling Stockholders, and the Company will not receive any proceeds from such sales. See "Use of Proceeds."

     The Common Stock is listed on the New York Stock Exchange under the symbol "LM." On June 17, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $56 1/4 per share. See "Price Range of Common Stock and Dividends."
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                               PRICE TO             UNDERWRITING            PROCEEDS TO
                                                PUBLIC              DISCOUNT(1)       SELLING STOCKHOLDERS(2)
--------------------------------------------------------------------------------------------------------------
Per Share..............................         $55.75                 $2.78                   $52.97
--------------------------------------------------------------------------------------------------------------
Total(3)...............................      $31,950,325             $1,593,218             $30,357,107
==============================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholders" and "Underwriting."

(2) Before deducting certain expenses payable by the Selling Stockholders estimated at $10,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 85,965 additional shares of Common Stock, upon the same terms and conditions set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $36,742,874, $1,832,201, and $34,910,673, respectively. See "Underwriting."
                            ------------------------

     Legg Mason Wood Walker, Incorporated and Merrill Lynch & Co. are acting as co-lead managers of this offering. Merrill Lynch & Co. is acting as book-running manager for the offering. The Shares are being offered by each of the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the Shares offered hereby will be made against payment therefor in New York, New York on or about June 23, 1998.
                            ------------------------

LEGG MASON WOOD WALKER                                       MERRILL LYNCH & CO.
           INCORPORATED
                            ------------------------

            The date of this Prospectus Supplement is June 17, 1998.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

     The following information is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing in the accompanying Prospectus or documents incorporated herein and therein by reference. Unless otherwise indicated, all information included in this Prospectus Supplement has been adjusted for the four-for-three split of the Common Stock effected on September 24, 1997 and further assumes that the Underwriters' over-allotment option will not be exercised. Financial information for all periods includes the operating results of Brandywine Asset Management, Inc., an investment management company acquired on a pooling of interests basis on January 16, 1998. Unless the context otherwise requires, all references to the "Company" in this Prospectus Supplement and the accompanying Prospectus include Legg Mason, Inc. and its predecessors and subsidiaries.

     The Company is a holding company which, through its subsidiaries, is engaged in securities brokerage and trading, investment management of institutional and individual accounts and Company-sponsored mutual funds, investment banking for corporations and municipalities, commercial mortgage banking and provision of other financial services. The Company's principal broker-dealer subsidiary is Legg Mason Wood Walker, Incorporated ("Legg Mason Wood Walker"), a full service regional broker-dealer and investment banking firm operating primarily in the Eastern and Mid-South regions of the United States. Legg Mason Wood Walker is acting as one of the Underwriters for this offering. See "Underwriting." The Company's principal investment advisory subsidiaries are Western Asset Management Company, Brandywine Asset Management, Inc. ("Brandywine"), Legg Mason Fund Adviser, Inc., Batterymarch Financial Management, Inc., Bartlett & Co. and Legg Mason Capital Management, Inc. Through Legg Mason Wood Walker and its predecessors, the Company has been engaged in the securities business since 1899.

     The Company was incorporated in Maryland in 1981 to serve as a holding company for Legg Mason Wood Walker and other subsidiaries. The predecessor company to Legg Mason Wood Walker was formed in 1970 under the name Legg Mason & Co., Inc. to combine the operations of Legg & Co., a Maryland-based broker-dealer formed in 1899, and Mason & Company, Inc., a Virginia-based broker-dealer formed in 1962. The Company's subsequent growth has occurred through internal expansion as well as through its acquisitions of broker-dealer and investment management firms.

     The executive offices of the Company are located at 100 Light Street, Baltimore, Maryland 21202, and its telephone number is (410) 539-0000.

                              RECENT DEVELOPMENTS

     On May 4, 1998, the Company reported revenues for its fourth fiscal quarter ended March 31, 1998 of $246.3 million, a 35% increase from revenues of $182.5 million in the corresponding quarter of the prior fiscal year. Net earnings were $23.5 million, up 60% from net earnings of $14.7 million in the prior year's quarter. For the fiscal year ended March 31, 1998, revenues were $889.1 million, a 34% increase from revenues of $664.6 million in the prior fiscal year. Net earnings were $76.1 million, up 33% from net earnings of $57.2 million in the prior year.

                                USE OF PROCEEDS

     The net proceeds to the Selling Stockholders from the sale of the Shares offered hereby are estimated to be approximately $30.3 million after deducting certain expenses payable by the Selling Stockholders.

     The Company will not receive any proceeds from the sale of the Shares offered hereby with the exception of certain commissions payable to Legg Mason Wood Walker. See "Underwriting."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the New York Stock Exchange under the symbol "LM". The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported on the New York Stock Exchange Composite Tape and dividends declared per share.

                                                                                      CASH
                                                                                   DIVIDENDS
                                                                                  DECLARED PER
                                                                                     COMMON
FISCAL YEARS ENDING MARCH 31,                                  HIGH      LOW         SHARE
-----------------------------                                 ------    ------    ------------
1997
  First Quarter.............................................  $25.19    $20.63       $ .09
  Second Quarter............................................   25.50     21.00        .098
  Third Quarter.............................................   29.50     23.81        .098
  Fourth Quarter............................................   38.50     28.31        .098
1998
  First Quarter.............................................  $40.50    $31.50       $.098
  Second Quarter............................................   54.00     39.06         .11
  Third Quarter.............................................   56.31     44.94         .11
  Fourth Quarter............................................   63.88     46.75         .11
1999
  First Quarter (through June 17, 1998).....................  $64.56    $54.63       $ .11

     See the cover page of this Prospectus for a recent sale price of the Common Stock. The cash dividend declared in the first quarter of the 1999 fiscal year is payable on July 13, 1998 to stockholders of record on June 16, 1998.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated short-term debt and capitalization of the Company at March 31, 1998.

                                                              (IN THOUSANDS)
                                                              MARCH 31, 1998
                                                              --------------
Short-term debt.............................................     $ 13,880
                                                                 ========
Long-term debt:
  6 1/2% Senior Notes due February 15, 2006.................     $ 99,628
                                                                 --------
Stockholders' equity:
  Preferred stock -- $10.00 par value; authorized 4,000,000
     shares; none issued....................................           --
  Common stock -- $.10 par value; authorized 100,000,000
     shares; issued and outstanding 27,524,880 shares(1)....        2,753
  Additional paid-in capital................................      203,133
  Retained earnings.........................................      293,263
  Net unrealized appreciation on investment securities......          946
                                                                 --------
          Total stockholders' equity........................      500,095
                                                                 --------
          Total capitalization..............................     $599,723
                                                                 ========

---------------
(1) Does not include 3,012,315 shares reserved for issuance upon exercise of outstanding stock options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company for the periods indicated. Such financial data should be read in conjunction with the detailed information and consolidated financial statements, including notes thereto, included in the documents incorporated by reference in the accompanying Prospectus.

                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
                                                               YEARS ENDED MARCH 31,
                                        -------------------------------------------------------------------
                                           1998          1997          1996          1995          1994
                                        -----------   -----------   -----------   -----------   -----------
EARNINGS STATEMENT DATA(1):
Revenues:
  Commissions.........................  $   241,284   $   189,980   $   169,181   $   122,976   $   143,775
  Principal transactions..............       86,748        73,181        65,870        59,470        53,949
  Investment advisory and related
    fees..............................      295,645       208,243       162,063       117,656        91,020
  Investment banking..................       97,138        72,062        43,328        34,653        79,283
  Interest............................      127,268        84,129        57,125        39,728        30,343
  Other...............................       40,977        37,006        35,776        29,751        28,639
                                        -----------   -----------   -----------   -----------   -----------
Total revenues........................      889,060       664,601       533,343       404,234       427,009
                                        -----------   -----------   -----------   -----------   -----------
Expenses:
  Compensation and benefits...........      511,413       382,909       312,870       242,098       250,395
  Occupancy and equipment rental......       56,740        43,793        37,016        31,354        28,394
  Communications......................       42,726        31,067        28,472        26,962        23,742
  Floor brokerage and clearing fees...        5,464         5,912         5,063         5,467         6,232
  Interest............................       73,706        43,364        26,187        17,249        15,493
  Other...............................       70,632        61,346        59,184        52,829        41,630
                                        -----------   -----------   -----------   -----------   -----------
Total expenses........................      760,681       568,391       468,792       375,959       365,886
                                        -----------   -----------   -----------   -----------   -----------
Earnings before income taxes..........      128,379        96,210        64,551        28,275        61,123
  Income taxes........................       52,258        39,018        26,270        11,673        23,912
                                        -----------   -----------   -----------   -----------   -----------
Net earnings..........................  $    76,121   $    57,192   $    38,281   $    16,602   $    37,211
                                        ===========   ===========   ===========   ===========   ===========
Earnings per Common Share(2):
  Basic...............................  $      2.80   $      2.24   $      1.73   $       .81   $     $1.87
  Diluted.............................         2.63          2.05          1.47           .73          1.54
Weighted Average Common Shares(2):
  Basic...............................   27,215,479    25,569,128    22,157,031    20,545,003    19,870,331
  Diluted.............................   29,003,334    27,992,706    27,392,748    26,754,938    25,921,010

                                                                    MARCH 31,
                                       -------------------------------------------------------------------
                                          1998            1997           1996          1995         1994
                                       -----------     ----------     ----------     --------     --------
BALANCE SHEET DATA(1):
Total assets.........................  $2,832,329      $1,886,736     $1,320,820     $829,538     $824,154
Subordinated liabilities.............          --              --         68,000      102,487      102,487
Total liabilities....................   2,332,234       1,463,697        950,631      493,990      503,784
Total stockholders' equity...........     500,095         423,039        302,189      233,061      217,883

---------------
(1) Historical data have been restated to give effect to the Company's acquisition, on a pooling of interests basis, of Brandywine on January 16, 1998.

(2) Earnings per Common Share data have been restated to give effect to Financial Accounting Standards Board Statement Number 128. Under Statement Number 128, basic and diluted earnings per share replace primary and fully diluted earnings per share.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders and the number of shares of Common Stock owned by each of them and offered hereunder.

                                  SHARES BENEFICIALLY      NUMBER OF SHARES      SHARES BENEFICIALLY
                                OWNED PRIOR TO OFFERING    BEING OFFERED(2)    OWNED AFTER OFFERING(2)
                                -----------------------    ----------------    -----------------------
             NAME                NUMBER      PERCENT(1)                         NUMBER      PERCENT(1)
             ----               ---------    ----------                        ---------    ----------
Robert F. Boyd................     11,687          *             3,500             8,187          *
Benedict E. Capaldi...........    155,446          *             5,000           150,446          *
Paul D. Ehrlichman............    188,687          *            90,000            98,687          *
W. Anthony Hitschler..........    823,184        3.0%          200,600           622,584        2.3%
David F. Hoffman..............     63,547(3)       *            55,000(4)          8,547          *
Michael D. Jamison............    229,748(3)       *            27,000           202,748          *
Paul R. Lesutis...............    214,106          *            50,000           164,106          *
Carl M. Lindberg..............    255,167          *            50,000           205,167          *
Henry F. Otto.................    165,223          *            65,000           100,223          *
Willard J. Scott..............     58,659          *             6,000            52,659          *
Stephen S. Smith..............    433,100(3)     1.6%           13,500           419,600        1.5%
Steven M. Tonkovich...........     25,419          *             7,500            17,919          *
                                ---------      -----           -------         ---------      -----
          Total...............  2,623,973        9.5%          573,100         2,050,873        7.4%
                                =========      =====           =======         =========      =====

---------------
  * Represents beneficial ownership of not more than one percent of the outstanding Common Stock.

(1) Based upon 27,584,460 shares of Common Stock outstanding at June 1, 1998.

(2) Assumes no exercise of the Underwriters' over-allotment option. In the event such option is exercised in full, each Selling Stockholder will sell an additional number of shares of Common Stock to the Underwriters equal to 15% of the number of Shares sold by such Selling Stockholder in this offering.

(3) Includes the following number of shares of Common Stock subject to stock options that are currently exercisable: Mr. Hoffman -- 38,128; Mr. Jamison -- 50,838; and Mr. Smith -- 38,128.

(4) Includes 32,122 shares of Common Stock subject to stock options that are currently exercisable.

     All of the shares of Common Stock owned by the Selling Stockholders, as well as the options described in Note 3, were acquired by the Selling Stockholders from the Company in connection with the Company's acquisition on January 16, 1998 of Brandywine, an investment advisory firm located in Wilmington, Delaware (the "Acquisition"). Pursuant to the acquisition agreement, 10% of the shares of the Selling Stockholders is being held in an escrow that will terminate one year after the closing date of the Acquisition. The purpose of the escrow is to secure contingent obligations to indemnify the Company in certain circumstances under the terms of the acquisition agreement.

     The Company and the Selling Stockholders have agreed that the Company will pay the costs and expenses incurred in connection with the registration of the Common Stock and this offering, except that the Selling Stockholders shall pay the fees of their own counsel and shall be responsible for all selling commissions and all transfer taxes and related charges in connection with the offer and sale of such Shares. In addition, the Company has agreed to indemnify the Selling Stockholders against liability arising from actual or alleged misstatements in the Registration Statement of which this Prospectus Supplement forms a part (other than liabilities arising from information supplied by a Selling Stockholder for use in the preparation of the Registration Statement), and the Selling Stockholders have agreed to indemnify the Company against liability arising from actual or alleged misstatements or omissions in the Registration Statement as the result of misstatements or omissions in the information supplied by the Selling Stockholders for use in the preparation of the Registration Statement.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.10 per share, and 4,000,000 shares of Preferred Stock, par value $10.00 per share. As of June 1, 1998, there were 27,584,460 shares of Common Stock and no shares of Preferred Stock outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends out of funds legally available for distribution when and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of liquidation, dissolution or winding up of the Company, after provisions for distributions to the holders of any Preferred Stock.

     The Company may not pay any dividend (other than in shares of Common Stock) or make any distributions of assets on shares of Common Stock until cumulative dividends on any Preferred Stock then outstanding have been paid.

     Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable.

     The holders of the Common Stock do not have cumulative voting rights, which means that holders of more than half of the shares can elect all of the directors and holders of the remaining shares will not be able to elect any directors. The Company's By-Laws provide for a classified board of directors consisting of three classes with staggered three-year terms.

TRANSFER AGENT

     The transfer agent and registrar for the Company's Common Stock is First Union National Bank of North Carolina, located in Charlotte, North Carolina.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the Board of Directors to issue shares of Preferred Stock, par value $10.00 per share, and to fix the terms (including voting rights, dividends, redemption and conversion provisions, if any, and rights upon liquidation) of any shares issued. Outstanding shares of Preferred Stock which are redeemed or are converted to Common Stock are restored to the status of authorized and unissued shares of Preferred Stock issuable in series by the Board of Directors of the Company. There are presently no shares of Preferred Stock outstanding.

     The Board of Directors has the authority, under the Company's Articles of Incorporation, to classify or reclassify any unissued Preferred Stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

TWO-TIER BUSINESS COMBINATION PROVISIONS

     Maryland law requires the affirmative vote of at least a majority of all of the outstanding shares entitled to vote to approve a merger, consolidation, share exchange or disposition of all or substantially all of the Company's assets. The Company's Articles of Incorporation require the affirmative vote of not less than 70% of the then outstanding voting shares of the Company to approve any "business combination" of the Company with any "Related Person" unless certain conditions have been met. In addition, the 70% vote must include the affirmative vote of at least 55% of the outstanding shares of voting stock held by stockholders other than the Related Person. Accordingly, the actual vote required to approve the business combination may be greater than the 70%, depending upon the number of shares controlled by the Related Person. A Related Person is defined to include any person or entity which is, directly or indirectly, the beneficial owner of 15% or more of the outstanding shares of the Company's voting stock, including any affiliate or associate of such person or entity. The term "business combination" is defined to include a wide variety of transactions between the Company and a Related Person, including a merger, consolidation, share exchange or sale of assets having a fair market value greater than 10% of the book value of the Company's consolidated assets.

     However, if the Related Person pays a "fair price" to the Company's stockholders in the transaction, the 70% requirement would not be applicable and the proposed business combination could be approved by a simple majority of the stockholders unless otherwise required by Maryland law, provided that such affirmative vote includes at least 55% of the voting stock held by persons other than the Related Person. Under the Articles, the "fair price" must be at least equal to the greater of the highest price paid or agreed to be paid by the Related Person to purchase shares of the Company's Common Stock, or the highest market price of the Common Stock, in each case during the 24-month period prior to the taking of such vote, or the per share book value of the Common Stock at the end of the calendar quarter immediately preceding the taking of such vote. In addition, the "fair price" consideration to be received by the Company's stockholders must be of the same form and kind as the most favorable form and kind of consideration paid by the Related Person in acquiring any of its shares of Common Stock of the Company.

     The special voting provisions are not applicable to a business combination authorized by the Board of Directors by a vote which includes a majority of the "Disinterested Directors" of the Company. A Disinterested Director is defined to include any member of the Board of Directors who is not the Related Person (or an affiliate or associate of the Related Person) and who was a Director prior to the time that the Related Person became a Related Person, and any successor of a Disinterested Director who is not the Related Person (or an affiliate or associate of the Related Person) and who is recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then on the Board.

     These special voting provisions may not be amended, altered, changed or repealed except by the affirmative vote of at least 70% of the shares of stock entitled to vote at a meeting of the stockholders called for the consideration of such amendment, alteration, change or repeal, and at least 55% of the outstanding shares of stock entitled to vote thereon held by stockholders who are not Related Persons, unless such proposal shall have been proposed by the Board of Directors by a vote which includes a majority of the Disinterested Directors.

     The business combination provisions under the Company's charter could have the effect of delaying, deterring or preventing a change in control of the Company. Any possible change in control could also be affected by the applicability of certain Maryland anti-takeover statutes dealing with business combinations and acquisitions of controlling blocks of shares, as well as by the Company's classified board of director provisions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Purchase Agreement") among the Company, the Selling Stockholders and the Underwriters, the Selling Stockholders have agreed to sell to the Underwriters named below, and the Underwriters have each agreed to purchase, the respective numbers of Shares set forth after their names below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Shares if any are purchased.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Legg Mason Wood Walker, Incorporated........................   286,550
                                                               -------
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   286,550
                                                               -------
             Total..........................................   573,100
                                                               =======

     The Underwriters have advised the Company and the Selling Stockholders that they propose initially to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus

Supplement, and to certain dealers at such price less a concession not in excess of $1.50 per Share. The Underwriters may allow, and such dealers may reallow a discount not in excess of $.10 per Share to certain other dealers. After shares of Common Stock are released for sale to the public, the public offering price, concession and discount may be changed.

     Legg Mason Wood Walker is a wholly-owned subsidiary of the Company and its participation in this offering is in compliance with the requirements of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. regarding underwriting securities of an affiliate. Merrill Lynch, Pierce, Fenner & Smith Incorporated performs services for the Company or one or more of its affiliates in the ordinary course of business and may do so in the future.

     The Underwriters intend to resell any Shares which they are unable to sell in this offering from time to time, at prevailing market prices, subject to applicable prospectus delivery requirements.

     The Selling Stockholders have granted to the Underwriters an over-allotment option, exercisable during the 30-day period from the date of this Prospectus Supplement, to purchase up to an additional 85,965 shares of Common Stock at the public offering price per Share offered hereby, less the underwriting discount. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the Shares offered hereby. To the extent such option is exercised in whole or in part, each Underwriter will be obligated, subject to certain conditions, to purchase the number of the additional shares of Common Stock proportionate to its initial commitment.

     The Selling Stockholders have agreed with the Underwriters that, subject to certain exceptions, they will not offer to sell, grant any option for the sale of, or otherwise dispose of, any Common Stock, or security convertible into or exchangeable for Common Stock of the Company for the period beginning the date of this Prospectus Supplement and ending November 1, 1998 without the prior consent of the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and others against certain liabilities under the Securities Act.

     Pursuant to the rules of the New York Stock Exchange, after the distribution of the Shares has been completed, Legg Mason Wood Walker and Howard, Weil, Labouisse, Friedrichs Incorporated, as broker-dealer subsidiaries of the Company and member firms of the New York Stock Exchange, may not effect transactions in the Company's securities (except on an unsolicited basis) for the account of any customer or make any recommendation with respect to such securities.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 ERISA MATTERS

     The Company and its subsidiaries and affiliates may each be considered a "party in interest" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code")) with respect to many employee benefit plans ("Plans") that are subject to ERISA or the Code. The purchase of Shares by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the
Code) and with respect to which the Company or its subsidiaries and affiliates is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or
Section 4975 of the Code, unless such Shares are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption 84-14 (an exemption for certain transactions approved by an independent qualified professional asset manager). Any pension or other employee benefit plan proposing to acquire any Shares should consult with its legal counsel.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby have been passed upon for the Company by Theodore S. Kaplan, Esq., the Company's General Counsel, and certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Mr. Kaplan beneficially owns, and has rights to acquire under an employee benefit plan of the Company, an aggregate of less than one percent of the Common Stock of the Company.

PROSPECTUS

                                2,572,156 SHARES

                                LEGG MASON, INC.
                                  COMMON STOCK

                                ($.10 PAR VALUE)

                            ------------------------

     This Prospectus relates to 2,572,156 shares of Common Stock, $.10 par value per share (the "Common Stock"), of Legg Mason, Inc. (the "Company") which may be offered for sale by the Selling Stockholders named herein or by pledgees, donees, transferees or other successors in interest. The sales of shares of Common Stock hereunder will be for the account of the Selling Stockholders or such other persons, and the Company will not receive any proceeds from such sales.

     The shares offered hereby may be sold by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, from time to time on the New York Stock Exchange, trading "regular way," in brokerage transactions effected through Legg Mason Wood Walker, Incorporated, a wholly-owned subsidiary of the Company ("Legg Mason Wood Walker"), directly to one or more purchasers, through agents, through underwriters or dealers or through a combination of any such methods of sale, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices to which they agree. Legg Mason Wood Walker and any such underwriter, dealer and agent may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or such other persons who may be effecting sales hereunder. The Selling Stockholders or other persons effecting sales hereunder, Legg Mason Wood Walker and any underwriters, dealers or agents that participate with the Selling Stockholders in the distribution of shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders or other persons effecting sales hereunder may agree to indemnify Legg Mason Wood Walker and any such underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to pay certain costs and expenses incurred in connection with the registration of the shares of Common Stock offered hereby, except that the Selling Stockholders will pay the fees of their own counsel and will be responsible for certain other expenses. See "Selling Stockholders."

     On June 15, 1998, the last sale price of the Common Stock as reported on the New York Stock Exchange was $55 3/16 per share.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is June 15, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed with the Commission can be inspected and copied during normal business hours at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials can also be inspected on the Commission's Internet site at "http://www.sec.gov" and at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto), pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

     No dealer, salesman or any other person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Stockholders, any other person effecting sales hereunder, or any underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered shares of Common Stock to which it relates, or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof, or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date hereof.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company under the Exchange Act (File No. 1-8529) with the Commission are incorporated herein by reference:
(1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997; and (3) the description of the Company's Common Stock contained in the Amendment on Form 8 filed April 25, 1997 amending the Company's Registration Statement on Form 8-A.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Legg Mason, Inc., 100 Light Street, Baltimore, Maryland 21202, Attention: Charles A. Bacigalupo, Secretary, telephone number (410) 539-0000.

                                  THE COMPANY

     The Company is a holding company which, through its subsidiaries, is engaged in securities brokerage and trading, investment management of institutional and individual accounts and Company-sponsored mutual funds, investment banking for corporations and municipalities, commercial mortgage banking and provision of other financial services. The Company's principal broker-dealer subsidiary is Legg Mason Wood Walker, a full service regional broker-dealer and investment banking firm operating primarily in the Eastern and Mid-South regions of the United States. The Company's principal investment advisory subsidiaries are Western Asset Management Company, Brandywine Asset Management, Inc. ("Brandywine"), Legg Mason Fund Adviser, Inc., Batterymarch Financial Management, Inc., Bartlett & Co. and Legg Mason Capital Management, Inc. Through Legg Mason Wood Walker and its predecessors, the Company has been engaged in the securities business since 1899.

     The executive offices of the Company are located at 100 Light Street, Baltimore, Maryland 21202, and its telephone number is (410) 539-0000. Unless the context otherwise requires, all references to the "Company" herein include Legg Mason, Inc. and its predecessors and subsidiaries.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders and the number of shares of Common Stock owned by each of them and offered hereunder. Except for the shares listed below and an aggregate 218,993 shares subject to stock options exercisable within 60 days of the date of this Prospectus held by Messrs. Hoffman, Jamison, Kuensell, Smith and Trumpbour which have been registered pursuant to a registration statement on Form S-8, none of the Selling Stockholders is presently the beneficial owner of any shares of Common Stock.

                           NAME                                NUMBER OF SHARES
                           ----                                ----------------
Robert F. Boyd.............................................          11,687
Benedict E. Capaldi........................................         155,446
Luz E. Carey...............................................             977
Alexander C. Cutler........................................           1,955
Judy L. DiMaio.............................................             977
Paul D. Ehrlichman.........................................         188,687
Earl J. Gaskins............................................           4,888
W. Anthony Hitschler.......................................         823,184
David F. Hoffman...........................................          25,419
Michael D. Jamison.........................................         178,910
Scott L. Kuensell..........................................          18,575
Paul R. Lesutis............................................         214,106
Carl M. Lindberg...........................................         255,167
Henry F. Otto..............................................         165,223
Willard J. Scott...........................................          58,659
Stephen S. Smith...........................................         394,972
Steven M. Tonkovich........................................          25,419
Edward A. Trumpbour........................................          47,905
                                                                  ---------
          Total............................................       2,572,156
                                                                  =========

     The 2,572,156 shares of Common Stock to which this Prospectus relates were acquired by the Selling Stockholders from the Company in connection with the Company's acquisition on January 16, 1998 of Brandywine, an investment advisory firm located in Wilmington, Delaware (the "Acquisition"). Pursuant to the acquisition agreement, 10% of the shares owned by each person included in the above table is being held in an escrow that will terminate one year after the closing date of the Acquisition. The purpose of the escrow is to secure contingent obligations to indemnify the Company in certain circumstances under the terms of the acquisition agreement.

     The Company and the Selling Stockholders have agreed that the Company will pay the costs and expenses incurred in connection with the registration of the Common Stock and this offering, except that the Selling Stockholders shall pay the fees of their own counsel and shall be responsible for all selling commissions and all transfer taxes and related charges in connection with the offer and sale of such shares. In addition, the Company has agreed to indemnify the Selling Stockholders against liability arising from actual or alleged misstatements in the Registration Statement of which this Prospectus forms a part (other than liabilities arising from information supplied by a Selling Stockholder for use in the preparation of the Registration Statement), and the Selling Stockholders have agreed to indemnify the Company against liability arising from actual or alleged misstatements or omissions in the Registration Statement as the result of misstatements or omissions in the information supplied by the Selling Stockholders for use in the preparation of the Registration Statement.

                              PLAN OF DISTRIBUTION

     The sale of all or a portion of the shares of Common Stock offered hereby by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest, may be effected through underwriters or dealers, directly to one or more purchasers, through agents, on the New York Stock Exchange, trading "regular way," in brokerage transactions effected through Legg Mason Wood Walker, or through a combination of any such methods of sale. Any underwriter, dealer or agent involved in the offer and sale of the Common Stock in an underwritten offering will be named in an applicable prospectus supplement. The distribution of the Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     Legg Mason Wood Walker and any underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or such other persons who may be effecting sales hereunder. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Stockholders or other persons effecting sales hereunder, any such underwriters, dealers and agents, and Legg Mason Wood Walker may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts or commissions they receive and any profit on the sale of the Common Stock they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any discounts, commissions or other compensation paid by the Selling Stockholders to underwriters, dealers or agents in connection with an underwriting offering will be described in an applicable prospectus supplement.

     The Selling Stockholders or other persons effecting sales hereunder may agree to indemnify Legg Mason Wood Walker and any such underwriters, dealers and agents against certain liabilities, including liabilities under the Securities Act.

     Pursuant to the acquisition agreement and an agreement entered into among the Selling Stockholders, there are certain limitations on the aggregate number of shares that can be sold hereunder during certain periods by the Selling Stockholders. For the period beginning the date of this Prospectus and ending November 1, 1998, the aggregate number of shares that can be sold by all of the Selling Stockholders is 386,123 shares, less the total number of shares of Common Stock sold by the Selling Stockholders in one or more underwritten public offerings effected pursuant to the Registration Statement or otherwise.

                                    EXPERTS

     The consolidated statements of financial condition as of March 31, 1997 and 1996 and the consolidated statements of earnings, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 1997, and the consolidated financial statement schedules listed in Item 14(a)(1) and (2) of the 1997 Form 10-K incorporated by reference in this Prospectus from the 1997 Form 10-K, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby have been passed upon for the Company by Theodore S. Kaplan, Esq., the Company's General Counsel. Mr. Kaplan beneficially owns, or has rights to acquire under an employee benefit plan of the Company, less than one percent of the Common Stock of the Company.

======================================================

    NO UNDERWRITER, DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
The Company..........................   S-3
Recent Developments..................   S-3
Use of Proceeds......................   S-3
Price Range of Common Stock and
  Dividends..........................   S-4
Capitalization.......................   S-5
Selected Consolidated Financial
  Data...............................   S-6
Selling Stockholders.................   S-7
Description of Capital Stock.........   S-8
Underwriting.........................   S-9
ERISA Matters........................  S-11
Legal Matters........................  S-11

                PROSPECTUS
Available Information................     2
Documents Incorporated by
  Reference..........................     2
The Company..........................     3
Selling Stockholders.................     3
Plan of Distribution.................     4
Experts..............................     5
Legal Matters........................     5

======================================================
======================================================

                                 573,100 SHARES

                                LEGG MASON, INC.

                                  COMMON STOCK

                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                              MERRILL LYNCH & CO.
                                 JUNE 17, 1998

======================================================